United States
Securities and Exchange Commission
Washington, D.C. 20549



**FORM 11-K**

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year end December 31, 2002



[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from_________ to _________ Commission file number
_______________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Western Sierra Bancorp
401(k) Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

Western Sierra Bancorp
4080 Plaza Goldorado Circle
Cameron Park, Ca. 95682

## SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Western Sierra Bancorp
401(k) Stock Ownership Plan
(Name of Plan)

Date October 10, 2003

(Signature)*

Anthony J Gould
EVP-CFO

# WESTERN SIERRA BANCORP

# 401(k) STOCK OWNERSHIP PLAN

## FINANCIAL STATEMENTS

## WITH SUPPLEMENTAL SCHEDULE

## FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

## WITH

## INDEPENDENT AUDITOR'S REPORT

# WESTERN SIERRA BANCORP
# 401(k) STOCK OWNERSHIP PLAN

## FINANCIAL STATEMENTS
## WITH SUPPLEMENTAL SCHEDULE

**For the Years Ended December 31, 2002 and 2001**

## TABLE OF CONTENTS

# INDEPENDENT AUDITOR'S REPORT

To the Trustees of
Western Sierra Bancorp
401(k) Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Western Sierra Bancorp 401(k) Stock Ownership Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Western Sierra Bancorp 401(k) Stock Ownership Plan as of December 31, 2002 and 2001, and the changes in its financial status for the years then ended, in conformity with accounting principles generally accepted in the Unites States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplement schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Perry-Smith LLP

August 29, 2003

400 CAPITOL MALL, SUITE 1200, SACRAMENTO, CA 95814
916.441.1000 FAX 916.441.1110 URL www.perry-smith.com

**WESTERN SIERRA BANCORP**
**401(k) STOCK OWNERSHIP PLAN**

**STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS**

**December 31, 2002 and 2001**

| | 2002 | 2001 |
|---|---|---|
| **ASSETS** | | |
| Investments at contract value (Notes 3 and 4) | $ 58,025 | |
| Investments at fair value (Note 4) | 2,765,666 | $ 2,513,213 |
| Total investments | 2,823,691 | 2,513,213 |
| Receivables: | | |
| Employer contributions | 164,291 | 100,317 |
| Participant contributions | 30,201 | |
| Total receivables | 194,492 | 100,317 |
| Net assets available for plan benefits | $ 3,018,183 | $ 2,613,530 |

The accompanying notes are an integral part of these financial statements.

**WESTERN SIERRA BANCORP**
**401(k) STOCK OWNERSHIP PLAN**

## STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

**For the Years Ended December 31, 2002 and 2001**

| | 2002 | 2001 |
|---|---|---|
| **ADDITIONS** | | |
| Investment income: | | |
| Net appreciation in market value of investments (Note 4) | $ 84,596 | $ 125,976 |
| Interest and dividends | 3,435 | 4,089 |
| Transfer of assets | 57,862 | |
| Contributions: | | |
| Employer | 164,291 | 100,317 |
| Participant | 541,356 | 461,768 |
| Rollover | 12,307 | 32,110 |
| Total additions | 863,847 | 724,260 |
| **DEDUCTIONS** | | |
| Distributions to participants | 459,050 | 569,057 |
| Administrative expenses | 144 | |
| Total deductions | 459,194 | 569,057 |
| Net increase | 404,653 | 155,203 |
| Net assets available for benefits: | | |
| Beginning of year | 2,613,530 | 2,458,327 |
| End of year | $ 3,018,183 | $ 2,613,530 |

The accompanying notes are an integral part of these financial statements.

## NOTES TO FINANCIAL STATEMENTS

### 1. DESCRIPTION OF PLAN

The following description of the Western Sierra Bancorp (the "Company") 401(k) Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description or Plan Document for a more complete description of the Plan's provisions.

General

The Plan, which became effective January 1, 1990, is a defined contribution plan covering all employees of the Company who have attained twenty-one years of age and completed six months of service, as defined in the Plan. The Plan is a 401(k) Stock Ownership Plan established for the benefit of the employees of the Company. The Plan is intended to satisfy all of the requirements for a qualified retirement plan under the appropriate provisions of the Internal Revenue Code (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may defer a portion of their compensation to the Plan to a maximum deferral of $11,000 and $10,500 for the calendar years 2002 and 2001, respectively. Participants meeting certain requirements may also make catch-up contributions to a maximum of $1,000 each calendar year.

The employer can make matching contributions and a discretionary contribution to the Plan, as determined each year by the employer's Board of Directors.

Vesting

Participant deferral contributions are 100% vested immediately upon contribution to the Plan.

Employer contributions become vested pursuant to the following terms and conditions:

Retirement/Disability/Death: Each participant shall become one hundred percent (100%) vested in the participant's account upon the participant's retirement, disability or death.

Other: Upon termination of employment, except as provided in the foregoing paragraph, each participant shall be vested as provided below:

| Years of Service | Vested % |
|---|---|
| Less than 2 | 0% |
| 2 | 20% |
| 3 | 40% |
| 4 | 60% |
| 5 | 80% |
| 6 or more | 100% |

## 1. DESCRIPTION OF PLAN (Continued)

Distributions to Participants

Upon a participant's retirement, disability or death, or otherwise termination of employment with the Company, a participant shall receive a distribution in one of the following forms: (a) an installment distribution consisting of approximately equal annual or more frequent installments over a term certain, or (b) a cash-out for vested accrued benefits of $5,000 or less.

Benefits may be distributed in the form of qualifying Company securities or cash. However, participants have the right to demand that their benefits be distributed in the form of qualifying Company securities.

Administrative Expenses

The Company provides bookkeeping and other administrative services for the Plan at no charge. Broker costs and transfer taxes are paid by the Plan.

Allocations

Separate accounts are maintained for each participant. Each participant's account is credited with the participant's contribution and allocations of the Company's contribution, forfeitures and Plan earnings or losses. Allocations are based on participant earnings or account balances, as defined.

Matching contributions are allocated to participants who are making deferral contributions on the last day of the Plan year, to the extent approved by the Company's Board of Directors.

Employer discretionary contributions are allocated to the account of each participant in ratio of the participant's eligible compensation to the total eligible compensation for all Plan participants. Compensation for the purposes of the contribution allocation includes employer contributions to the Company's Employee Stock Ownership Plan.

Forfeitures

Matching and discretionary forfeitures from the nonvested portion of terminated employees' account balances are allocated to remaining participants in the same manner as described above. Forfeitures totaling $5,803 and $7,143 were allocated during 2002 and 2001, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

**NOTES TO FINANCIAL STATEMENTS**
(Continued)

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Concentrations of Investments

Included in investments at December 31, 2002 and 2001 are shares of the sponsor's common stock amounting to $1,055,422 and $529,069, respectively. This investment represents 37% and 21% of total investments at December 31, 2002 and 2001, respectively. A significant decline in the market value of the sponsor's stock would significantly effect the net assets available for benefits.

Investment Valuation and Income Recognition

The Plan's investments in common stock of the Company are stated at fair value. Quoted market prices as of the last business day of the Plan year are used to value the common stock of the Company.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes net unrealized market appreciation and depreciation of investments and net realized gains and losses on the sale of investments during the period.

Payment of Distributions

Distributions are recorded when paid.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

## 3. INVESTMENTS IN SUSPENSE RIDER ACCOUNT

The Suspense Rider Account provides a guarantee of investment principal and interest and is stated at the contract value. The Account provides a twelve-month declared rate of 3.0% as of December 31, 2002. This investment is stated at contract value which approximates market value.

## 4. INVESTMENTS

The following table presents the fair value of the participant-directed and self-managed investments in this Plan that represent more than 5% of the Plan's net assets as of December 31, 2002 and 2001:

| | December 31, | |
|---|---|---|
| | 2002 | 2001 |
| Western Sierra Bancorp Stock | $ 1,055,422 | $ 529,069 |
| Hartford Capital Appreciation HLS | 372,799 | 424,924 |
| Hartford Midcap HLS | 295,852 | 299,016 |
| Hartford Money Market HLS | 176,535 | 392,039 |
| Hartford Stock HLS | | 120,723 |
| Other investments | 923,083 | 747,442 |
| | $ 2,823,691 | $ 2,513,213 |

The employer match portion of the investment in Western Sierra Bancorp stock is a non-participant directed investment.

The Plan had net appreciation (depreciation) on investments (including gains and losses on investments bought and sold, as well as held during the year) for the years ended December 31, 2002 and 2001 as follows:

| | 2002 | 2001 |
|---|---|---|
| Mutual Funds | $ (306,903) | $ (109,012) |
| Common stock of plan sponsor | 391,499 | 234,988 |
| | $ 84,596 | $ 125,976 |

## 5. INCOME TAX STATUS

The Plan has been amended since receiving a favorable tax determination letter. However, the Plan's management and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. Management intends to submit to the Internal Revenue Service for a new determination letter.

# SUPPLEMENTAL SCHEDULE

WESTERN SIERRA BANCORP
401(k) STOCK OWNERSHIP PLAN

EMPLOYER IDENTIFICATION NUMBER: 94-2819391
PLAN NUMBER: 001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 2002

| (a) | (b) Identity of Issuer, Borrower, Lessor, or Similar Party | (c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value | (d) Cost | (e) Current Value |
|---|---|---|---|---|
| | Hartford Life Insurance Company | | | |
| * | Hartford Stock HLS | Mutual Fund | ** | $ 104,365 |
| * | Hartford Global Leaders HLS | Mutual Fund | ** | 88,794 |
| * | Hartford Growth & Income HLS | Mutual Fund | ** | 83,624 |
| * | Hartford Capital Appreciation HLS | Mutual Fund | ** | 372,799 |
| * | Hartford Midcap HLS | Mutual Fund | ** | 295,852 |
| * | Hartford Small Company HLS | Mutual Fund | ** | 52,807 |
| * | Hartford Index HLS | Mutual Fund | ** | 99,434 |
| * | Hartford Bond HLS | Mutual Fund | ** | 42,386 |
| * | Hartford International Opps HLS | Mutual Fund | ** | 62,548 |
| * | Hartford Money Market HLS | Mutual Fund | ** | 176,535 |
| * | Hartford Dividend & Growth HLS | Mutual Fund | ** | 101,275 |
| * | Hartford Mortgage Securities HLS | Mutual Fund | ** | 68,923 |
| * | Hartford Global Advisers HLS | Mutual Fund | ** | 23,391 |
| * | Hartford Advisers HLS | Mutual Fund | ** | 59,403 |
| * | Hartford High Yield HLS | Mutual Fund | ** | 27,839 |
| * | Western Sierra Bancorp | Stock - 39,827 shares | ** | 1,055,422 |
| * | Suspense Rider Account | Guaranteed Investment Contract | ** | 58,025 |
| * | Participant Loans | Interest rates ranging from 7.25% to 10.25% | ** | 50,269 |
| | | | | $ 2,823,691 |

* Party-in-interest to the Plan.
** Cost information is unavailable.